TITANIUM METALS CORPORATION
5430 LBJ FREEWAY
SUITE 1700
DALLAS, TEXAS 75240-2697

June 11, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:	Mr. John Hartz, Sr. Asst. Chief Accountant
Division of Corporation Finance

CC:	Ms. Mindy Hooker, Staff Accountant
Division of Corporation Finance

Ms. Dorine Miller, Financial Analyst
Division of Corporation Finance

Mr. Dieter King, Attorney
Division of Corporation Finance

RE:         Titanium Metals Corporation
Form 10-K for the Year Ended December 31, 2009 (“Form 10-K”)
Definitive Proxy on Schedule 14A filed April 7, 2010 (“Proxy Statement”)
File No. 1-14368

Dear Mr. Hartz:

Reference is made to the Staff’s letter dated May 27, 2010, (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K and Proxy Statement of Titanium Metals Corporation, Inc. (“TIMET”).  TIMET has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Year Ended December 31, 2009

Critical Accounting Policies and Estimates

Impairment of long-lived assets, page 11

1.
We note that demand for your products has declined in the periods presented.  With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the changes in circumstances which would cause you to perform an impairment analysis of your long-lived assets.  Also, please identify when your last impairment analysis was performed.  If the fair value of your long-lived assets is not substantially in excess of the carrying value, please disclose the following:

•	The percentage by which fair value exceeds carrying value;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainties associated with the key assumptions, and;
•	A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination.  Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance.  Please provide us with your proposed future disclosures.

In our future filings with the Commission, we will provide a more specific and comprehensive discussion of the changes in circumstances which would cause us to perform an impairment analysis of our long-lived assets, as illustrated below:

“Impairment of long-lived assets.  Generally, when events or changes in circumstances indicate the carrying amount of our long-lived property and equipment may not be recoverable, we undertake an evaluation of the assets or asset group.  Such events or changes in circumstances include a current period operating or cash flow loss associated with the long-lived asset combined with a history and/or future forecast of operating or cash flow losses (whether resulting from decreased demand or otherwise), a sustained period of time during which the operating results of the long-lived asset were below expectations, a current expectation that it was more likely than not that the long-lived asset would be sold or otherwise disposed before the end of its previously-estimated useful life, a significant adverse change in the manner in which the long-lived asset was being used or a significant decrease in the market price for the long-lived asset.  If this evaluation indicates that the carrying amount of the asset or asset group is not recoverable, the amount of the impairment would typically be calculated using discounted expected future cash flows or appraised values.  All relevant factors are considered in determining whether an impairment exists.  We did not evaluate any long-lived assets for impairment during 2009 because no such impairment indicators were present.

In addition, if any such change in circumstances were to occur in the future that would cause us to perform an impairment analysis of our long-lived assets, at that time we would disclose in our future filings with the Commission whether or not the estimated fair value of our long-lived assets was substantially in excess of their carrying value.  In addition, if the estimated fair value of our long-lived assets was not substantially in excess of their carrying value, we would also disclose the following in our future filings with the Commission:

•	The percentage by which fair value exceeds carrying value;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainties associated with the key assumptions; and
•	A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

For the information of the Staff, other than an impairment associated with approximately $6.0 million of costs incurred for the initial planning and engineering phase of a vacuum distillation process titanium sponge plant, which sponge plant was indefinitely delayed in 2007 (See Note 11 to our consolidated financial statements included in the Form 10-K), we have not performed any long-lived asset impairment analysis during the last five years because no impairment indicators were present.  In addition, we do not believe the recent decline in demand for our products constitutes an impairment indicator because (i) we have continued to generate, and we expect to continue to generate, material positive operating income and cash flows during the periods of reduced demand and (ii) the operating income and cash flows we achieved during these periods of reduced demand have generally been consistent with our expectations.

2.
Additionally we note that you evaluate intangible assets for impairment when events or circumstances warrant such review.  In future filings, if material, please identify the types of intangible assets you have and whether they are finite or indefinite lived.

In our future filings with the Commission, if our intangible assets become material, we will identify the types of our intangible assets we have and disclose whether they are finite or indefinite lived.

Liquidity and Capital Resources, page 14

3.
We note your analysis of cash provided by operating activities.  In future periodic filings, please revise your disclosures to discuss the underlying reasons for any significant changes in the line items in your operating cash flows, specifically working capital items.  Refer to Item 303(a) of Regulation S-K and to SEC Release 33-8350.

In our future filings with the Commission, we will revise our disclosure regarding cash provided by operating activities to discuss the underlying reasons for any significant changes in the line items in our operating cash flows, including working capital items.

Future cash requirements – Liquidity, page 15

4.
We note your disclosure on page F-14 indicating that your credit facilities contain certain financial covenants and that you were in compliance with such covenants during the years presented.  We also note that you were able to borrow all available amounts under your credit facilities at December 31, 2009 without violating any covenants.  If in the future it becomes reasonable likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date.  Also discuss compliance with any other particular restrictions.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretative Release NO. 33-8350.

In our future filings with the Commission, if it becomes reasonably likely that we would not be in compliance with any material covenant contained in any of our debt agreements, we will disclose and discuss the specific terms of any such covenants, including required ratios/amounts and actual ratios/amounts for each reporting date as well as any other applicable restrictions.

Item 9A Controls and Procedures

Changes in internal control over financial reporting, page 18

5.
Rule 13a-15(d) under the Securities Exchange Act of 1934, as amended, requires that your disclosure regarding changes in your internal control of financial reporting address any change in your internal control over financial reporting that occurred during your fourth fiscal quarter and that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting (emphasis added).  Your disclosure does not address the “reasonably likely” part of the requirement.  Please tell us supplementally whether there was any change in your internal control over financial reporting during your fourth fiscal quarter that was reasonably likely to materially affect your internal control over financial reporting.  In future filings, please fully address this disclosure requirement.  Please refer to Item 308(c) of Regulation S-K.

For the information of the Staff, there were no changes in our internal controls over financial reporting during our fourth fiscal quarter of 2009 that were reasonably likely to materially affect our internal control over financial reporting.  In our future filings with the Commission, we will include the “reasonably likely” disclosure requirement under Exchange Act Rule 13a-15(d).

Signatures, page 22

6.
We note that your principal executive officer has signed the annual report on Form 10-K on behalf of the registrant, but he does not appear to have signed individually in his capacity as your principal executive officer.  Your annual report on Form 10-K must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors.  Please see General Instructions D(2)(a) of Form 10-K and the signature page section of Form 10-K.  In the future, please ensure that your filings are properly executed.

In our future filings with the Commission, we will provide two separate signatures of our chief executive officer: one signature on behalf of TIMET and one signature in his individual capacity as our principal executive officer.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page F-10

7.
We note that you provide an allowance for doubtful accounts.  In future filings please quantify this allowance on the face of the financial statements or in the notes thereto and include a roll forward of the allowance activity.  Alternatively, if appropriate, please clearly indicate that this allowance and related activity is not material.

In our future filings with the Commission, we will clarify that our allowance for doubtful accounts and related activity is not material. Alternatively, if such allowance and related activity becomes material in the future, we will provide a quantification of such allowance on the face of our financial statements or in the notes thereto, and include a rollforward of the allowance activity.

Revenue Recognition, page F-11

8.
We note that you record amounts charged to customers for shipping and handling in Net Sales.  In future filings, please also disclose your policy for recording shipping and handling costs.  Please refer to ASC Topic 605-45-50-2.

Our policy for recording shipping and handling distribution costs (which are classified as part of our cost of sales) is included in our accounting policy for “Inventories and cost of sales.”  However, in response to the comment of the Staff in this regard, in our future filings with the Commission we will clarify that the reference to shipping and handling costs contained in such accounting policy includes shipping and handling distribution costs.

Note 12 – Income Taxes, page F-16

9.	In future filings please disclose the amounts and expiration dates of operating loss and tax credit carryforwards. Please refer to ASC Topic 740-10-50-3.

In our future filings with the Commission, we will disclose the amounts and expiration dates of any material operating loss and tax credit carryforwards.

Definitive Proxy on Schedule 14A

Executive Officers, page 24

10.
We note that the business experience and background provided for Mr. Christopher Armstrong does not appear to cover all of the past five years, as required by Item 401(e)(1) of Regulation S-K.  In future filings, please ensure that the required information is provided from at least the past five years.

In our future filings with the Commission, we will provide the business experience and background of Mr. Christopher Armstrong for at least each of the past five years, pursuant to the requirements of Item 401(e)(1) of Regulation S-K.

Nominations Committee; Identifying and Evaluating Director Nominees, page 26

11.
While we note that you have no policy regarding the diversity of your nominees for directors, you have not stated whether the nominating committee considers diversity in identifying nominees for director.  Please provide this disclosure in future filing in compliance with Item 407(c)(2)(vi) of Regulation S-K.

As noted in the Proxy Statement, we do not have a formal policy regarding the diversity of our nominees, but the board believes our director nominees possess a diverse range of senior management experience that aids the board in fulfilling its responsibilities.  In addition, and consistent with our corporate governance guidelines, the board believes each nominee should possess, among other things, the necessary business background, skills and expertise at the policy-making level.  In our future filings with the commission, we will clarify that while we do not have a formal policy regarding the diversity of our nominees, the nominations committee does consider the diversity in the background, skills and expertise at the policy making level of our nominees, and as a result, the board believes that our director nominees do possess a diverse range of senior management experience that aids the board in fulfilling its responsibilities.

Leadership Structure of the Board of Directors and Non-Management and Independent Director Meetings, page 26

12.
We note your statement that “[your] board of directors believes its leadership structure is appropriate for a controlled company under the NYSE listing standards.”  With a view towards future disclosure, please tell us why the board holds this belief.  Please refer to Item 407(h) of Regulation S-K.

In our future filings with the Commission, we will clarify that our full board of directors has determined that our leadership structure is appropriate because the board recognizes that while there is no single organizational structure that is ideal in all circumstances, it believes that having different individuals serve as our chairman of the board and as our chief executive officer provides an appropriate breadth of experience and perspective that effectively facilitates the formulation of the Company’s long-term strategic direction and business plans.  The Board also believes that since Mr. Harold C. Simmons personally and indirectly through related entities holds a majority of our outstanding stock, his service as our Chairman of the Board is beneficial in providing strategic leadership for the Company since there is a commonality of interest that is closely aligned in building long-term shareholder value for all stockholders.

Compensation of Executive Officers and Directors, page 31
Compensation Discussion and Analysis, page 31

13.
With a view towards future disclosure, please provide us with a materially complete description and analysis of the individual factors considered in determining the compensation applicable to each of your named executive officers.  As presented, your discussion lacks specificity about how you calculated the amounts included in the Summary Compensation table on page 35.  For example in 2009, for Harold Simmons, you have not discussed how you computed the $1 million for your portion of the ISAs fee for base salary, nor how you computed the directors fees of $24,000 which you paid.  We note that the amount charged under the ISAs and the cash director fees are not dependent upon your financial performance.  Please tell us what they are dependent upon and the relative weights given to each factor considered.

As disclosed in the Proxy Statement, for the last three years all of our named executive officers were employed and compensated directly by Contran Corporation (“Contran”), and other than director fees paid to certain of our named executive officers who are also members of our board of directors, we did not pay any compensation directly to our named executive officers.  As also disclosed in the Proxy Statement, pursuant to the terms of an intercorporate services agreement (“ISA”) between Contran and us under which employees of Contran provide certain services to us (including executive officer services), in each of the last three years we paid Contran a fee for the services provided to us by Contran pursuant to our ISA with Contran.  Such fee was approved by our independent directors after receiving the recommendation of our management development and compensation committee and the concurrence of TIMET’s chief financial officer.  Such services provided under this ISA included the services of our named executive officers for the last three years, and a portion of the aggregate ISA fee we pay to Contran is paid in respect of the services provided to us by such named executive officers.

As disclosed in more detail in the Proxy Statement, the ISA fee we pay Contran reimburses Contran for its cost of employing or engaging the personnel who provide the services to us (including the services provided by our named executive officers) by allocating such cost to us based on the estimated percentage of time such personnel were expected to devote to us over the year.  The individual factors considered in determining such ISA fee for each of our named executive officers include such estimated percentage of time as well as the individual elements that comprise Contran’s cost of employing such individuals (i.e., the officer’s base salary, the officer’s estimated bonus and an overhead factor applied to such base salary).  The net effect of each of these individual factors is to reimburse Contran for its cost of employing our named executive officers, and therefore, these individual factors are not dependent upon our financial performance.  In addition, the following factors are also considered in determining the amounts paid under the ISA to reimburse Contran for its cost of employing our named executive officers:

•	the quality of the services Contran provides to us, including the quality of the services our executive officers provide to us;

•	the comparison of the ISA charge and number of full-time equivalent employees reflected in the charge by department for the prior year and proposed for the current year;

•
the comparison of the prior year and proposed current year charges by department and in total and such amounts as a percentage of Contran’s similarly calculated costs for its departments and in total for those years;

•	the comparison of the prior year and proposed current year average hourly rate; and

•	the concurrence of our chief financial officer as to the reasonableness of the proposed charge.

In the determination of the recommendation by the management development and compensation committee and approval by the independent directors of the ISA, relative weights are not given to individual factors discussed above, however all factors are considered in the aggregate in arriving at the recommendation and approval.

The amount of the fee we paid to Contran in each of the last three years under the ISAs for a person who provided services to us represents, in our view, the reasonable equivalent of “compensation” for such services.  For our named executive officers, the portion of the annual ISA fee we pay to Contran attributable to the services of our named executive officers is included in the Salary column of the 2009 Summary Compensation Table in the Proxy Statement.

As also disclosed in the Proxy Statement, Contran has implemented a policy of limiting the portion of the aggregate ISA fee charged to any publicly held Contran affiliate that is attributable to a single individual to $1.0 million in order to enhance the deductibility by the company of such charge for income tax purposes under Section 162(m) of the Internal Revenue Code of 1986, if such section were to be deemed applicable.  Section 162(m) generally disallows a tax deduction to publicly held companies for non-performance based compensation over $1.0 million paid to the company’s chief executive officer and four other most highly compensated executive officers.  Pursuant to Contran’s policy, the portion of the aggregate ISA fee we paid to Contran in each of the last three years that is attributable to the services of Harold Simmons has been limited to such $1.0 million amount.

As disclosed in the Director Compensation and 2009 Grants of Plan-Based Awards sections of the Proxy Statement, we pay our directors compensation in the form of cash and stock awards pursuant to the formulas described in these sections.  Our board of directors approved the formula for the director cash compensation and our management development and compensation committee approved the formula for the annual grants of stock awards to our directors.  As noted above and as disclosed in the Proxy Statement, a portion of the amounts included in the 2009 Summary Compensation Table for two of our named executive officers who are also members of our board of directors (our chairman of the board and our vice chairman) include the director fees paid to such individuals (both the cash portion and the portion attributable to stock awards).  The dollar amount of annual stock awards appearing in the 2009 Summary Compensation Table represents the value recognized for financial statement reporting purposes of shares of our common stock we granted to such individuals.

In response to the Comments of the Staff in this regard, we will clarify the following items in the CD&A section of our future filings with the Commission:

•
When we first disclose that the services provided to us by Contran under our ISA with Contran includes the services of our current executive officers, we will clarify that as a result a portion of the aggregate ISA fee we pay to Contran is paid in respect of the services provided to us by our named executive officers;

•
When we first discuss the compensation we pay to our directors, we will clarify that the amount of such director fees and the formulas by which they are determined is discussed in the Director Compensation and Grants of Plan-Based Awards sections of the Proxy Statement;

•
When we discuss Contran’s policy of limiting the portion of the aggregate ISA fee charged to any publicly held Contran affiliate that is attributable to a single individual to $1.0 million in order to enhance the deductibility by the company of such charge for income tax purposes under Section 162(m) of the Internal Revenue Code of 1986, we will clarify that because of such policy the portion of the aggregate ISA fee we paid to Contran in each of the last three years that is attributable to the services of Harold Simmons has been limited to such $1.0 million amount;

•
When we note the amount charged under the ISA is not dependent upon our financial performance, we will also clarify that such amount is dependent upon Contran’s cost of employing or engaging the personnel who provide the services to us (including the services of our named executive officers) by allocating such cost to us based on the estimated percentage of time such personnel were expected to devote to us over the year and other qualitative factors, as more fully described elsewhere in the CD&A; and

•
When we discuss the annual grant of stock awards to our named executive officers who also serve as members of our board of directors in the Equity-Based Compensation section of the CD&A, we will clarify that the method by which the amount of such annual stock awards are determined is discussed in the Grants of Plan-Based Awards section of the Proxy Statement.

•
In future filings, we will modify Note 2 to the Summary Compensation Table to clarify that ISA charges for Contran employees that perform executive officer services to us and our subsidiaries are based on various factors described more fully in the CD&A section of the Proxy Statement.

14.
Since the amount of time the named executive officers are expected to devote to the company was a factor in the determination of compensation, with a view towards future disclosure please tell us the amount of expected time that was expected to be devoted to the company by each of the named executive officers during 2009.

As disclosed in more detail in the Proxy Statement, the amount of time our named executive officers are expected to devote to us is one factor in the determination of the aggregate ISA fee we pay to Contran.  As also disclosed in the Proxy Statement, in considering whether to recommend that our board of directors approve the aggregate ISA fee with Contran, our management development and compensation committee is informed of the following:

•	the quality of the services Contran provides to us, including the quality of the services our executive officers provide to us;

•	the comparison of the ISA charge and number of full-time equivalent employees reflected in the charge by department for the prior year and proposed for the current year;

•
the comparison of the prior year and proposed current year charges by department and in total and such amounts as a percentage of Contran’s similarly calculated costs for its departments and in total for those years;

•	the comparison of the prior year and proposed current year average hourly rate; and

•	the concurrence of our chief financial officer as to the reasonableness of the proposed charge.

As also disclosed in the Proxy Statement, in determining whether to recommend the board of directors approve the proposed ISA fee, the management development and compensation committee considers Contran’s cost of employing the personnel who provide services to us, including the cost of employing our named executive officers, in the aggregate and not individually.  After considering the information indicated above, and following further discussion and review, our management development and compensation committee has recommended our board of directors approve the proposed ISA fee after concluding that:

•
the cost to employ the additional personnel necessary to provide the quality of the services provided by Contran would exceed the proposed aggregate fee to be charged by Contran to us under this ISA; and

•	the cost for such services would be no less favorable than could otherwise be obtained from an unrelated third party for comparable services.

In reaching its recommendation, and as disclosed in the Proxy Statement, our management development and compensation committee did not review:

•
any ISA charge from Contran to any other publicly held sister company, although such charge was separately reviewed by the management development and compensation committee of the applicable company; and

•	the compensation policies of Contran because:

o	our named executive officers provide services to many companies related to Contran, including Contran itself;

o	the fee we pay to Contran under our ISA with Contran each year does not represent all of Contran’s cost of employing each of our named executive officers;

o	Contran and these other companies related to Contran absorb the remaining amount of Contran’s cost of employing each of our named executive officers; and

o
the members of our management development and compensation committee consider the other factors discussed in the CD&A in determining whether to recommend that the proposed ISA fee for each year be approved by the full board of directors.

Therefore, while the amount of time our named executive officers are expected to devote to us is one factor in the determination of the aggregate ISA fee we pay to Contran, the amount of time our named executive officers are expected to devote to us is not a significant factor considered by our management development and compensation committee in determining whether to recommend that the board of directors approve the proposed ISA fee.  In response to the Comments of the Staff in this regard, we will clarify in the CD&A section of our future filings with the Commission that the amount of time our named executive officers are expected to devote to us is not a significant factor considered by our management development and compensation committee.  Instead, the management development and compensation committee considers various other factors collectively in determining whether to recommend that the board of directors approve the proposed ISA fee because:

•	our named executive officers provide services to many companies related to Contran, including Contran itself;

•	the fee we pay to Contran under our ISA with Contran each year does not represent all of Contran’s cost of employing each of our named executive officers;

•	Contran and these other companies related to Contran absorb the remaining amount of Contran’s cost of employing each of our named executive officers; and

•
the members of our management development and compensation committee consider the other factors discussed in the CD&A in determining whether to recommend that the proposed ISA fee for each year be approved by the full board of directors.

In future filings, we will modify Note 2 to the Summary Compensation Table to clarify the basis for such determination.

Summary of Cash and Certain Other Compensation of Executive Officers, page 35
2009 Grants of Plain-Based Awards, page 37

15.	In future filings, for the awards of stock, please clarify whether the aggregate grant date fair value was computed in accordance with FASB ASC Topic 718.

In our future filings with the Commission, we will clarify that the grant date fair value of any stock awards disclosed in the table of Grants of Plan-Based Awards were determined for purposes of such tabular disclosure as well as for financial statement reporting purposes in accordance with the requirements of FASB ASC Topic 718.

TIMET acknowledges that:

•	TIMET is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and
•	TIMET may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4219.  I can also be reached via facsimile at (972) 448-1424 or via email at jbrown@valhi.net.

Sincerely,

Titanium Metals Corporation

By:

/s/ JAMES W. BROWN
James W. Brown
Vice President and Chief Financial Officer